News Release

ALEXCO ISSUED TYPE A WATER USE LICENCE, SETS PLANS TO
COMMENCE SILVER PRODUCTION AT KENO HILL

August 23, 2010 -- Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) (“Alexco” or the “Company”) is pleased to report that the Yukon Water Board has issued a Type A Water Use Licence for Alexco’s wholly owned Bellekeno mine and mill project, located within the Keno Hill Silver District in Canada’s Yukon Territory. The Water Use Licence is the final permit required by Alexco to commence commercial mine operations and concentrate production from the Bellekeno mill, currently approaching construction completion.

The issuance of Water Licence QZ09-092 completes the detailed environmental assessment and permitting process for Alexco’s first producing mine in the Keno Hill Silver District. Clynt Nauman, President and CEO of Alexco, stated: “The issuance of this Water Licence clears the way for initiation of commercial operations at the Bellekeno mine and marks the first step in the rejuvenation of mine operations in the historic Keno Hill Silver District. To that end, the successful and timely permitting of mine operations at Bellekeno underscores our confidence in establishing a comprehensive plan for future development within the District.”

Bellekeno Mine Project

The Bellekeno mine construction project remains on schedule for completion and initiation of commissioning within the next six weeks (see news release dated November 11, 2009 entitled “Alexco Completes Positive Bellekeno Mine Development Plan, Silver Wheaton Concurs – Initiation of Construction Approved”). Through the end of July 2010, Alexco has incurred approximately $24.9 million, or 60%, of the $41.6 million of construction and development capital estimated to achieve commercial production under the original Development Plan. As of the current date, physical mine development is approximately 81% complete and physical mill construction is approximately 68% complete.

Once in production, the Bellekeno mine will operate at 250 tonnes per day supplying feed to a conventional flotation mill, producing up to 12,000 tonnes of lead-silver concentrate and 8,400 tonnes of zinc concentrate annually and generating up to 2.8 million ounces of silver per year. Initial silver grades in 2010 and 2011 are expected to be approximately 1,000 grams per tonne. The mine and mill operations will employ approximately 120 people and are expected to directly invest more than $25 million annually for labour, materials and supplies in the Yukon.

As disclosed in the news release of November 11, 2009, the Bellekeno deposit contains an indicated resource estimated at 401,000 tonnes grading 921 grams per tonne silver, 9.4% lead and 6.5% zinc, of which 321,941 tonnes containing an estimated 871 grams per tonne silver, 9.5% lead and 5.6% zinc on a payable metals basis are included in the initial mine plan. The deposit remains open down dip and down plunge, and underground definition and exploration drilling to expand the mineable resource is currently underway in parallel with mine development activities.

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco’s business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company’s core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development of new mining opportunities.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company’s website at www.alexcoresource.com.

Some statements in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this press release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of remediation and reclamation activities; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and other commodities; possible variations in ore bodies, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development activities.